

May 9, 2014

Via E-Mail
Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

> **Re:** **General Finance Corporation**
> **Registration Statement on Form S-3**
> **Filed April 18, 2014**
> **File No. 333-195374**

Dear Mr. Valenta:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. General Instruction I.B.1 of Form S-3 requires that a registrant conducting a primary offering have an aggregate market value of voting and non-voting common equity held by non-affiliates of $75 million or more. Please provide us with your calculations showing how you have satisfied this requirement as of a date within 60 days of the date of filing of your registration statement.

Incorporation by Reference, page 16

2. To the extent you wish to incorporate by reference any Exchange Act reports filed during the period prior to the effectiveness of this registration statement, you should revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. Please see Compliance and Disclosure

Interpretations – Securities Act Forms Question 123.05, available on our website, www.sec.gov. In addition, please revise your disclosure to state that all such documents filed after the date of the prospectus and prior to the termination of the offering are deemed incorporated by reference. Please see Item 12(b) of Form S-3. Furthermore, we note your incorporation by reference of the current report on Form 8-K filed September 10, 2013. However, two current reports were filed on that date. Please clarify which report you are incorporating by reference, or whether you are incorporating by reference both reports.

Item 17. Undertakings, page II-3

3. Please revise your registration statement to include the undertaking required by Item 512(j) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director